Exhibit 99.4

PENGROWTH Computershare 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com PEQQ 000001 SAM SAMPLE 123 SAMPLES STREET Security Class SAMPLETOWN SS X9X X9X SOLIUM PLAN CANADA Holder Account Number *S000001Q01* C9999999999 IND ———-Fold Voting Instruction Form—Special Meeting to be held on Wednesday, December 18, 2019 This VIF is solicited by and on behalf of Management. Notes1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you must sign this VIF with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this VIF. 3. This VIF should be signed in the exact manner as the name(s) appear(s) on the VIF. 4. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this VIF will be voted as recommended by Management. 6. The securities represented by this VIF will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This VIF confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This VIF should be read in conjunction with the accompanying documentation provided by Management. ———- Fold VIFs submitted must be received by 2:00 pm, Calgary Time, on Monday, December 16, 2019 VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet • Call the number listed BELOW from a touch tone • Go to the following web site: telephone. www.investorvote.com • Smartphone? 1-866-732-VOTE (8683) Toll Free Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this VIF. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 23456 78901 23456 PEQQ_PRX2_302266/000001/000001/i

SAM SAMPLE

C9999999999

IND PR2

Appointment of Proxyholder

I/We, being the beneficial holder of common shares (the "**Beneficial Shareholder**") of Pengrowth Energy Corporation (the "**Corporation**"), hereby appoint: Peter D. Sametz, President, Chief Executive Officer and Director of the Corporation, of Calgary, Alberta, or failing him, Kelvin B. Johnston, Chairman of the Board of Directors of the Corporation, of Calgary, Alberta

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the Beneficial Shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting (the "**Meeting**") of shareholders of the Corporation to be held at the Livingston Club Conference Centre, Plus 15 Level, 222 - 3rd Avenue SW, Calgary, Alberta on Wednesday, December 18, 2019 at 2:00 p.m., Calgary Time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Arrangement Resolution**		
To consider and, if deemed advisable, to pass, with or without variation, a special resolution the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement of Pengrowth Energy Corporation (the "**Information Circular**"), to approve an arrangement under Section 193 of the *Business Corporations Act* (Alberta), all as more particularly described in the Information Circular.	☐	☐

Fold

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. **If no voting instructions are indicated above, this VIF will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

P E Q Q 3 0 2 2 6 6 1 P R A R 0 9 9 9 9

PENGROWTH Computershare 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com PEQQ 000002 SAM SAMPLE 123 SAMPLES STREET Security Class SAMPLETOWN SS X9X X9X SUNLIFE PLAN CANADA Holder Account Number *S000002Q01* C9999999999 IND ———-Fold Voting Instruction Form—Special Meeting to be held on Wednesday, December 18, 2019 This VIF is solicited by and on behalf of Management. Notes 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you must sign this VIF with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this VIF. 3. This VIF should be signed in the exact manner as the name(s) appear(s) on the VIF. 4. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this VIF will be voted as recommended by Management. 6. The securities represented by this VIF will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This VIF confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This VIF should be read in conjunction with the accompanying documentation provided by Management. ———- Fold VIFs submitted must be received by 2:00 pm, Calgary Time, on Monday, December 16, 2019 VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet • Call the number listed BELOW from a touch tone • Go to the following web site: telephone. www.investorvote.com • Smartphone? 1-866-732-VOTE (8683) Toll Free Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this VIF. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 23456 78901 23456 PEQQ_PRX2_302266/000002/000002/i

SAM SAMPLE

C9999999999

IND PR3

Appointment of Proxyholder

I/We, being the beneficial holder of common shares (the "**Beneficial Shareholder**") of Pengrowth Energy Corporation (the "**Corporation**"), hereby appoint: Peter D. Sametz, President, Chief Executive Officer and Director of the Corporation, of Calgary, Alberta, or failing him, Kelvin B. Johnston, Chairman of the Board of Directors of the Corporation, of Calgary, Alberta

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the Beneficial Shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting (the "**Meeting**") of shareholders of the Corporation to be held at the Livingston Club Conference Centre, Plus 15 Level, 222 - 3rd Avenue SW, Calgary, Alberta on Wednesday, December 18, 2019 at 2:00 p.m., Calgary Time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Arrangement Resolution** To consider and, if deemed advisable, to pass, with or without variation, a special resolution the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement of Pengrowth Energy Corporation (the "**Information Circular**"), to approve an arrangement under Section 193 of the *Business Corporations Act* (Alberta), all as more particularly described in the Information Circular.	☐	☐

Fold

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. **If no voting instructions are indicated above, this VIF will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

PEQQ 302266 1PR AR0 99999

PENGROWTH Computershare 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com PEQQ 000003 SAM SAMPLE 123 SAMPLES STREET Security Class SAMPLETOWN SS X9X X9X SOLIUM PLAN AUSTRALIA Holder Account Number *S000003Q01* C9999999999 IND ———-Fold Voting Instruction Form—Special Meeting to be held on Wednesday, December 18, 2019 This VIF is solicited by and on behalf of Management. Notes 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you must sign this VIF with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this VIF. 3. This VIF should be signed in the exact manner as the name(s) appear(s) on the VIF. 4. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this VIF will be voted as recommended by Management. 6. The securities represented by this VIF will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This VIF confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This VIF should be read in conjunction with the accompanying documentation provided by Management. ———- Fold VIFs submitted must be received by 2:00 pm, Calgary Time, on Monday, December 16, 2019 VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet • Call the number listed BELOW from a touch tone • Go to the following web site: telephone. www.investorvote.com • Smartphone? 312-588-4290 Direct Dial Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this VIF. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 23456 78901 23456 PEQQ_PRX2_302266/000003/000003/i

SAM SAMPLE

C9999999999

IND PR2

Appointment of Proxyholder

I/We, being the beneficial holder of common shares (the "**Beneficial Shareholder**") of Pengrowth Energy Corporation (the "**Corporation**"), hereby appoint: Peter D. Sametz, President, Chief Executive Officer and Director of the Corporation, of Calgary, Alberta, or failing him, Kelvin B. Johnston, Chairman of the Board of Directors of the Corporation, of Calgary, Alberta

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the Beneficial Shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting (the "**Meeting**") of shareholders of the Corporation to be held at the Livingston Club Conference Centre, Plus 15 Level, 222 - 3rd Avenue SW, Calgary, Alberta on Wednesday, December 18, 2019 at 2:00 p.m., Calgary Time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Arrangement Resolution**		
To consider and, if deemed advisable, to pass, with or without variation, a special resolution the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement of Pengrowth Energy Corporation (the "**Information Circular**"), to approve an arrangement under Section 193 of the *Business Corporations Act* (Alberta), all as more particularly described in the Information Circular.	☐	☐

Fold

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. **If no voting instructions are indicated above, this VIF will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

P E Q Q 3 0 2 2 6 6 1 P R A R 0 9 9 9 9 9

PENGROWTH Computershare 8th Floor, 100 University Avenue Toronto, Ontario M5j 2Y1 www.computershare.com PEQQ 000004 SAM SAMPLE 123 SAMPLES STREET Security Class SAMPLETOWN SS X9X X9X SUNLIFE PLAN AUSTRALIA Holder Account Number *S000004Q01* C9999999999 IND ———-Fold Voting Instruction Form—Special Meeting to be held on Wednesday, December 18, 2019 This VIF is solicited by and on behalf of Management. Notes 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you must sign this VIF with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this VIF. 3. This VIF should be signed in the exact manner as the name(s) appear(s) on the VIF. 4. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this VIF will be voted as recommended by Management. 6. The securities represented by this VIF will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This VIF confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This VIF should be read in conjunction with the accompanying documentation provided by Management. ———- Fold VIFs submitted must be received by 2:00 pm, Calgary Time, on Monday, December 16, 2019 VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet • Call the number listed BELOW from a touch tone • Go to the following web site: telephone. www.investorvote.com • Smartphone? 312-588-4290 Direct Dial Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this VIF. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 23456 78901 23456 PEQQ_PRX2_302266/000004/000004/i

SAM SAMPLE

C9999999999

IND PR3

Appointment of Proxyholder

I/We, being the beneficial holder of common shares (the "**Beneficial Shareholder**") of Pengrowth Energy Corporation (the "**Corporation**"), hereby appoint: Peter D. Sametz, President, Chief Executive Officer and Director of the Corporation, of Calgary, Alberta, or failing him, Kelvin B. Johnston, Chairman of the Board of Directors of the Corporation, of Calgary, Alberta

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the Beneficial Shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting (the "**Meeting**") of shareholders of the Corporation to be held at the Livingston Club Conference Centre, Plus 15 Level, 222 - 3rd Avenue SW, Calgary, Alberta on Wednesday, December 18, 2019 at 2:00 p.m., Calgary Time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Arrangement Resolution** To consider and, if deemed advisable, to pass, with or without variation, a special resolution the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement of Pengrowth Energy Corporation (the "**Information Circular**"), to approve an arrangement under Section 193 of the *Business Corporations Act* (Alberta), all as more particularly described in the Information Circular.	☐	☐

Fold

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. **If no voting instructions are indicated above, this VIF will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

PEQQ 302266 1PR AR0 99999